FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IMH Assets Corp.	0001017447
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, May 26, 2004, Series 2004-5	333-113187

Name of Person Filing the Document
(If Other than the Registrant)


04031459

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMH ASSETS CORP.

By: ______________________
Name: **Richard J. Johnson**
Title: **EVP, CFO**

Dated: May 26, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.


Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

ABS New Transaction

Revised Computational Materials

Impac CMB Trust Series 2004-5
COLLATERALIZED ASSET-BACKED BONDS, SERIES 2004-5

$1,423,081,000
(Approximate)

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Revised Preliminary Structural Term Sheet | **Date Revised: May 18, 2004**

$1,423,081,000 (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds, Series 2004-5

Class [1][2]	Approximate Bond Balance [3]	Tranche Type	WAL (Yrs.) Call/Mat [4][5]	Modified Duration (Yrs.) Call/Mat [4][5]	Payment Window (Mos.) Call/Mat [4][5]	Expected Rating (S&P / Moody's)[6]	Last Scheduled Payment Date
1-A-1	$877,906,000	Floating Rate Senior	2.42 / 3.02	2.38 / 2.92	1-59 / 1-249	AAA/Aaa	August 2034
1-A-2	$200,000,000	Floating Rate Super Senior	2.42 / 3.02	2.38 / 2.92	1-59 / 1-249	AAA/Aaa	August 2034
1-A-3	$22,000,000	Floating Rate Senior Support	2.42 / 3.02	2.37 / 2.91	1-59 / 1-249	AAA/Aaa	August 2034
1-M-1	$43,069,000	Floating Rate Mezzanine	2.42 / 3.02	2.37 / 2.90	1-59 / 1-249	AAA/Aa1	August 2034
1-M-2	$46,382,000	Floating Rate Mezzanine	2.42 / 3.02	2.36 / 2.90	1-59 / 1-249	AA+/Aa2	August 2034
1-M-3	$29,817,000	Floating Rate Mezzanine	2.42 / 3.02	2.36 / 2.89	1-59 / 1-249	AA+/Aa3	August 2034
1-M-4	$39,756,000	Floating Rate Mezzanine	2.42 / 3.02	2.33 / 2.84	1-59 / 1-249	AA/A1	August 2034
1-M-5	$26,504,000	Floating Rate Mezzanine	2.42 / 3.02	2.32 / 2.83	1-59 / 1-249	AA/A2	August 2034
1-M-6	$39,753,000	Floating Rate Mezzanine	2.42 / 3.02	2.32 / 2.81	1-59 / 1-249	AA-/A3	August 2034
2-A	$59,888,000	Floating Rate Multi-Family Senior	4.04 / 4.50	3.94 / 4.34	1-79 / 1-192	AAA/Aaa	July 2034
2-M-1	$9,214,000	Floating Rate Multi-Family Mezzanine	4.04 / 4.50	3.91 / 4.30	1-79 / 1-192	Aa2	July 2034
2-M-2	$10,515,000	Floating Rate Multi-Family Mezzanine	4.04 / 4.50	3.85 / 4.23	1-79 / 1-192	A2	July 2034
2-B	$18,277,000	Floating Rate Multi-Family Subordinate	4.04 / 4.50	3.73 / 4.07	1-79 / 1-192	Baa2	July 2034
Total:	**$1,423,081,000**						

(1) The Class 1-A-1, Class 1-A-2, Class 1-A-3, Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5 and Class 1-M-6 Bonds (collectively, the "Group 1 Bonds") are backed by the cash flows from the Group 1 Mortgage Loans and the Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B Bonds (collectively, the "Group 2 Bonds") are backed by the cash flows from the Group 2 Mortgage Loans. Under limited circumstances, as described under "Group 1 Priority of Payments" and "Group 2 Priority of Payments" below, cash flows from one Loan Group may be used to cover Realized Losses in the other Loan Group.

(2) Each class of Group 1 Bonds and Group 2 Bonds is subject to a cap equal to the lesser of (i) 11.00% for the Group 1 Bonds and 10.25% for the Group 2 Bonds and (ii) the applicable Available Funds Rate (as described below).

(3) The bond balances are subject to a +/-5% variance.

(4) The Bonds are priced to call. In the event that an optional clean-up call does not occur on the earliest possible date, (i) the margin for the Group 1 Class A Bonds and Class 2-A Bonds will increase 2.0x and (ii) the margin for the Group 1 Class M Bonds and Class 2-M-1, Class 2-M-2 and Class 2-B Bonds will increase 1.5x.

(5) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.

(6) Rating agency contacts: Standard & Poor's, Kyle Beauchamp, (212) 438-2505; Moody's, Ido Gonen, (212) 553-0323. Only Moody's will be rating the Class 2-M-1, Class 2-M-2 and Class 2-B Bonds.

Trust:	Impac CMB Trust Series 2004-5.
Seller:	Impac Mortgage Holdings, Inc. or an affiliate thereof.
Depositor:	IMH Assets Corp.
Master Servicer:	Impac Funding Corporation.
Sub-Servicers:	Commencing on or before July 1, 2004 Countrywide Home Loans Servicing LP, or an affiliate thereof, will act as sub-servicer with respect to substantially all of the Group 1 Mortgage Loans (except for the fixed rate first lien residential mortgage loans) deposited into the Trust on the Closing Date and, with respect to the Group 1 Subsequent Mortgage Loans (except for the fixed rate first lien mortgage loans), no later than three months after the date of transfer. Commencing on or before July 1, 2004, GMAC Mortgage Corporation will act as sub-servicer with respect to substantially all of the Group 1 fixed rate first lien mortgage loans deposited into the Trust on the Closing Date and, with respect to the Group 1 fixed rate first lien Subsequent Mortgage Loans, no later than three months after the date of transfer. Midland Loan Services, Inc. will sub-service the Group 2 Mortgage Loans
Underwriters:	Countrywide Securities Corporation (Lead Manager) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (Co-Manager).
Indenture Trustee:	Deutsche Bank National Trust Company.
Owner Trustee:	Wilmington Trust Company.
Bonds:	The "Bonds" will consist of (i) the Class 1-A-1, Class 1-A-2 and Class 1-A-3 Bonds (collectively, the "Group 1 Class A Bonds"), (ii) the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5 and Class 1-M-6 Bonds (collectively, the "Group 1 Class M Bonds" and together, with the Group 1 Class A Bonds, the "Group 1 Bonds") and (iii) the Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B Bonds (collectively, the "Group 2 Bonds").
Certificates:	The Trust will also issue Certificates representing the beneficial ownership interest in the Trust. The Certificates are not offered hereby.
Registration:	The Bonds will be available in book-entry form through DTC.
ERISA Eligibility:	The Bonds are expected to be ERISA eligible, subject to certain conditions.
SMMEA Eligibility:	The Class 2-A Bonds and Class 2-M-1 Bonds will constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	May 1, 2004.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of May 1, 2004, or the origination date of such Mortgage Loan. For each Group 1 Subsequent Mortgage Loan, the later of the first day of the month in which the Group 1 Subsequent Mortgage Loan is delivered to the Trust, or the origination date of such Group 1 Subsequent Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date, plus the amount on deposit in the Group 1 Pre-Funding Account on the Closing Date.

Expected Pricing Date:	May [18], 2004.
Expected Closing Date:	May [28], 2004.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in June 2004.
Accrued Interest:	The price to be paid by investors for the Bonds will not include accrued interest thru the Closing Date (i.e., settling flat).
Interest Accrual Period:	With respect to the Bonds and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis).
Due Date:	With respect to substantially all of the Mortgage Loans, the first day of each calendar month, otherwise, the date specified in the related mortgage note.
Optional Termination:	Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Group 1 Bonds, which may be exercised upon the earlier of (i) any Payment Date on which the sum of the outstanding aggregate principal balance of the Mortgage Loans and the Group 1 Pre-Funded Amount is less than or equal to 20% of the scheduled unpaid principal balance of the Group 1 Mortgage Loans as of the Cut-off Date, and (ii) the Payment Date occurring in June 2014. Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Group 2 Bonds, which may be exercised upon the earlier of (i) any Payment Date on which the sum of the outstanding aggregate principal balance of the Group 2 Mortgage Loans is less than or equal to 20% of the scheduled unpaid principal balance of the Group 2 Mortgage Loans as of the Cut-off Date, and (ii) the Payment Date occurring in June 2014.
Pricing Prepayment Speed:	The Bonds will be priced based on (i) with respect to the Group 1 Fixed 2nd lien and Adjustable Rate Mortgage Loans, 30% CPR (ii) with respect to the Group 1 Fixed 1st lien loan which assumes 2% CPR in month 1, an additional 1/11th of 6% CPR for each month thereafter, building to 8% CPR in month 12 and remaining constant at 8% CPR thereafter, adjusted for any seasoning (iii) with respect to the Group 2 Mortgage Loans, a prepayment vector which assumes no prepayments in the first 12 months after the origination date of such mortgage loan, 10% CPR in the second 12 month period, 15% CPR in the third 12 month period, 25% CPR in the fourth 12 month period and 30% CPR thereafter, adjust for seasoning.
Mortgage Loans:	The Trust will include mortgage loans (the "Mortgage Loans") having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $1,425,334,721, of which: (a) approximately $1,205,288,077, $75,020,424 and $44,879,287, respectively, consist of a pool of adjustable rate residential mortgage loans secured by first liens on the related mortgaged properties, fixed rate residential mortgage loans secured by first liens on the related mortgaged properties and fixed rate residential mortgage loans secured by second liens on the related mortgaged properties, respectively (the "Group 1 Mortgage Loans") and (b) approximately $100,146,932 consist of a pool of adjustable rate multi-family mortgage loans secured by first liens on the related mortgaged properties (the "Group 2 Mortgage Loans"). The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials.

The collateral tables included in these Computational Materials represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date or, with respect to the Group 1 Subsequent Mortgage Loans, during the Funding Period. In addition, certain Mortgage Loans contained in the Sample Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Group 1 Original Pre-Funded Amount: A deposit of not more than approximately $331,296,947 (the "Group 1 Original Pre-Funded Amount") will be made to a pre-funding account (the "Group 1 Pre-Funding Account") on the Closing Date for the purpose of the Group 1 Bonds. From the Closing Date to no later than June 30, 2004 (the "Group 1 Funding Period"), the Group 1 Pre-Funded Amount on deposit in the Group 1 Pre-Funding Account will be used to purchase subsequent Group 1 Mortgage Loans (the "Group 1 Subsequent Mortgage Loans"). Any portion of the Group 1 Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed as a prepayment of principal on the Group 1 Bonds on the immediately following Payment Date.

Group 1 Pre-Funded Amount: The amount on deposit in the Group 1 Pre-Funding Account on any date of determination.

Bond Interest Rate: The Bond Interest Rate on the Bonds for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class, (b) the applicable Available Funds Rate, and (c) a fixed cap of 11.00% for the Group 1 Bonds and a fixed cap of 10.25% for the Group 2 Bonds

Premium Rate: Approximately 7.17% of the Group 1 Mortgage Loans, respectively, by Sample Pool Calculation Date Balance are covered by lender-paid mortgage insurance policies. The "Premium Rate" for any period will equal the premium rate of each such insured Group 1 Mortgage Loan for that period expressed as a weighted average rate for the applicable Mortgage Loans. As of the Sample Pool Calculation Date, the Premium Rate of the Group 1 Mortgage Loans is approximately 0.074%. None of the Group 2 Mortgage Loans are covered by lender-paid mortgage insurance policies

Group 1 Net Mortgage Rate: The "Group 1 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 1 Mortgage Loans minus the sum of (a) the weighted average servicing fee rate of the Group 1 Mortgage Loans (which is expected to be approximately [0.375]% for the adjustable rate first lien residential Mortgage Loans, [0.250]% for the fixed rate first lien Mortgage Loans and [0.750%] for the fixed rate second lien residential Mortgage Loans, as of the Closing Date), (b) a master servicing fee rate of 0.030%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0039]%, (d) the Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 1 Mortgage Loans and the Group 1 Pre-Funded Amount (in the case of (a) and (d), weighted on the basis of the principal balances of the related Group 1 Mortgage Loans as of the prior due period).

Group 2 Net Mortgage Rate: The "Group 2 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 2 Mortgage Loans minus the sum of (a) a sub-servicing fee rate (which is expected to be approximately [0.170]% as of the Closing Date), (b) a master servicing fee rate of 0.030%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0039]% and (d) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 2 Mortgage Loans.

Group 1 Available Funds Rate: For any Payment Date, the "Group 1 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Group 1 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 1 Mortgage Loans and Group 1 Pre-Funded Amount as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Group 1 Bonds immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Group2 Available Funds Rate: For any Payment Date, the "Group 2 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Group 2 Net Mortgage Rate, multiplied by a fraction equal to (x) the aggregate principal balance of the Group 2 Mortgage Loans as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Group 2 Bonds immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Available Funds Rate: Any of the Group 1 Available Funds Rate or Group 2 Available Funds Rate.

Basis Risk Shortfall Carryforward: Any shortfalls in interest payments on a Class of Bonds resulting from any excess of (a) interest at the lesser of (i) LIBOR plus the related margin and (ii) 11.00% and 10.25%, respectively, for the Group 1 Bonds and Group 2 Bonds, respectively, over (b) the respective Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts: The Trust will include interest rate derivative contracts for the benefit of the Group 1 Bonds and Group 2 Bonds (the "Group 1 Derivative Contracts" and the "Group 2 Derivative Contracts," collectively, the "Derivative Contracts"). The Group 1 Derivative Contracts will have an initial aggregate notional balance of $746,887,400 on May 25, 2004 and will decline thereafter. The Group 2 Derivative Contracts will have an initial aggregate notional balance of $57,603,200 on May 25, 2004 and will decline thereafter. Payments received on the Group 1 Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Group 1 Bonds any Basis Risk Amounts relating to the Group 1 Bonds, first concurrently to the Group 1 Class A Bonds, and then to the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5 and Class 1-M-6 Bonds, in that order, any Basis Risk Amounts relating to the Group 1 Class M Bonds. Payments received on the Group 2 Derivative Contracts (net of any liabilities relating thereto) will be available to pay Group 2 Bonds, first to the Class 2-A Bonds, then to the Class 2-M-1 Bonds, then to the Class 2-M-2 Bonds, then to the Class 2-B Bonds, any Basis Risk Amounts relating to the Group 2 Bonds. None of the Derivative Contracts will have a remaining term in excess of 60 months.

In any given period, the aggregate notional balance of the Group 1 Derivative Contracts and Group 2 Derivative Contracts will not exceed the aggregate principal balance of the Group 1 Bonds and Group 2 Bonds, respectively.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

Class	S&P / Moody's	Subordination (after required target is reached)
Group 1 Class A	AAA/Aaa	17.50%
1-M-1	AAA/Aa1	14.25%
1-M-2	AA+/Aa2	10.75%
1-M-3	AA+/Aa3	8.50%
1-M-4	AA/A1	5.50%
1-M-5	AA/A2	3.50%
1-M-6	AA-/A3	0.50%
2-A	AAA/Aaa	42.20%
2-M-1	Aa2	33.00%
2-M-2	A2	22.50%
2-B	Baa2	4.25%

* Subordination for each Class of Bonds is based on the related Loan Group

1. Group 1 Overcollateralization. The required initial Group 1 Overcollateralization will be approximately zero and will remain at approximately zero through the Payment Date occurring in November 2004, after which time the required target Group 1 Overcollateralization will increase to 0.50% of the sum of the aggregate Cut-off Date Balance of the Group 1 Mortgage Loans (such balance the "Group 1 Cut-off Date Balance") and the Group 1 Original Pre-Funded Amount (approximately $6,626,000). The required Group 1 Overcollateralization amount does not step down

2. Group 2 Overcollateralization. The required initial Group 2 Overcollateralization will be 2.25% and the required target Group 2 Overcollateralization will be 4.25% (approximately $4,256,000) of the aggregate Cut-off Date Balance of the Group 2 Mortgage Loans (such balance the "Group 2 Cut-off Date Balance") and remain at 4.25% through the Distribution Date prior to the Group 2 Stepdown Date.

   a. *Stepdown of Group 2 Overcollateralization*: On or after the Group 2 Stepdown Date and for so long as a Group 2 Trigger Event (the parameters of the "Group 2 Trigger Event" will be set by the rating agencies) shall not have occurred, the required Group 2 Overcollateralization will equal the greater of (i) an amount equal to 8.50% of the then current aggregate unpaid principal balance of the Group 2 Mortgage Loans and (ii) an overcollateralization floor equal to 0.50% of the Group 2 Cut-off Date Balance. As used herein, "Group 2 Stepdown Date" shall mean the later of (a) the Payment Date occurring in June 2009, and (b) the first Payment Date on which the aggregate principal balance of the Group 2 Mortgage Loans is less than or equal to 50% of the Group 2 Cut-off Date Balance.

   b. *Group 2 Trigger Event:* Upon the occurrence of a Group 2 Trigger Event on or after the Group 2 Stepdown Date, and for so long as such Group 2 Trigger Event is in effect, the Group 2 Overcollateralization Target will be equal to the Overcollateralization Target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event is in effect.

3. Excess Cash Flow. "Group 1 Excess Cash Flow" and "Group 2 Excess Cash Flow" for any Payment Date and group of Bonds will be equal to the available funds remaining after

priorities 1 and 2, under "Group 1 Priority of Payments" and "Group 2 Priority of Payments," respectively, below.

4. Subordination. The Group 1 Class M Bonds and Class 2-B, Class 2-M-2 and Class 2-M-1 Bonds will provide subordination to those Classes of Bonds having a higher priority, to the extent described under *"Realized Losses"* below. The Class 1-A-3 Bonds will provide additional subordination to the Class 1-A-2 Bonds only, to the extent described under *"Realized Losses"* below.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses on the Mortgage Loans in a Loan Group will, in effect, be absorbed (i) first, by Excess Cash Flow relating to such Loan Group, (ii) second, by Excess Cash Flow relating to the non-related Loan Group and (iii) last, by the reduction of overcollateralization relating to such Loan Group.

Following the reduction of any Group 1 Overcollateralization to zero, all allocable Realized Losses on the Group 1 Mortgage Loans will be applied to the Group 1 Class M Bonds and the Group 1 Class A Bonds, beginning with the Class 1-M-6 Bonds, then to the Class 1-M-5 Bonds, then to the Class 1-M-4 Bonds, then to the Class 1-M-3 Bonds, then to the Class 1-M-2 Bonds, then to the Class 1-M-1 Bonds and, thereafter, to the Group 1 Class A Bonds, *pro rata*, based on their then unpaid principal balance; provided, however, that any losses allocable to the Class 1-A-2 Bonds will instead be applied to the Class 1-A-3 Bonds until the Class 1-A-3 Bonds have been reduced to zero (any realized losses thereafter will reduce the outstanding principal balance of the Class 1-A-2 Bonds). Any Realized Losses allocated to the Group 1 Class M Bonds and Group 1 Class A Bonds will not bear interest and will be reimbursed solely as provided below in *"Group 1 Priority of Payments."*

Following the reduction of any Group 2 Overcollateralization to zero, all allocable Realized Losses on the Group 2 Mortgage Loans will be applied to the Group 2 Bonds (except for the Class 2-A Bonds), beginning with the Class 2-B Bonds, then to the Class 2-M-2 Bonds, then to the Class 2-M-1 Bonds. Any Realized Losses allocated to the Group 2 Bonds (except for the Class 2-A Bonds) will not bear interest and will be reimbursed solely as provided below in *"Group 2 Priority of Payments."*

Allocated Realized Loss Amount:

With respect to any class of Bonds (except for the Class 2-A Bonds) and any Payment Date, an amount equal to the sum of any related Realized Loss allocated to that class of Bonds on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Group 1 Principal Distributions:

Principal collected on the Group 1 Mortgage Loans will be distributed on each Payment Date, *pro rata*, between the Group 1 Bonds (such amount the "Group 1 Principal Distribution Amount").

Group 1
Priority of Payments:

Available funds from the Group 1 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, Net Derivative Fees and private mortgage insurance premium fees) will be distributed as follows:

1. Group 1 interest funds, sequentially to (i) concurrently, to the Group 1 Class A Bonds and (ii) sequentially to the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5 and Class 1-M-6 Bonds;
2. From remaining Group 1 available funds, on a *pro rata* basis, the Group 1 Principal Distribution Amount to the Group 1 Bonds;
3. Group 1 Excess Cash Flow, following the distributions described in clause 2 above, as principal to the Group 1 Bonds on a *pro rata* basis to build or restore Group 1 Overcollateralization to the required Group 1 Overcollateralization Target amount;
4. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 3 above, sequentially to (i) *pro rata*, based on related Allocated Realized Loss Amounts previously allocated but unreimbursed, to the Group 1 Class A Bonds; provided, however, that any amounts payable to the Class 1-A-3 Bonds will first be used to reduce unpaid Allocated Realized Loss Amounts related to the Class 1-A-2 Bonds (if any) and (ii) sequentially, to the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5 and Class 1-M-6 Bonds, in respect of Allocated Realized Loss Amounts;
5. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 4 above, sequentially to (i) concurrently, to the Group 1 Class A Bonds and (ii) sequentially, to the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5 and Class 1-M-6 Bonds, to cover any Unpaid Interest Shortfall Amounts;
6. Any remaining Group 1 Excess Cash Flow, following the distributions described in clause 5 above, sequentially to (i) concurrently, to the Group 1 Class A Bonds and (ii) sequentially, to the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5 and Class 1-M-6 Bonds, to cover any Group 1 Basis Risk Amounts which are not covered by payments received in respect of the Group 1 Derivative Contracts;
7. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 6 above, *pro* rata, as principal to the Group 2 Bonds to restore the Group 2 Overcollateralization, which may have been reduced by Realized Losses on the Group 2 Mortgage Loans, to the Group 2 Overcollateralization Target (after application of Group 2 Excess Cash Flow);
8. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 7 above, sequentially to the Class 2-M-1, Class 2-M-2, Class 2-B Bonds, in respect of Allocated Realized Loss Amounts; and
9. Any remaining Group 1 Excess Cash Flow, following the distributions described in clause 8 above, to the Certificates.

Group 2
Principal Distributions:

Principal collected on the Group 2 Mortgage Loans will be distributed on each Payment Date, *pro rata*, between the Group 2 Bonds (such amount the "Group 2 Principal Distribution Amount").

Group 2
Priority of Payments:

Available funds from the Group 2 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee and Net Derivative Fees) will be distributed as follows:

1. Group 2 interest funds, sequentially, to the Class 2-A, Class 2-M-1, Class 2-M-2, and Class 2-B Bonds;
2. From remaining Group 2 available funds, on a *pro rata* basis, the Group 2 Principal Distribution Amount to the Group 2 Bonds;
3. Group 2 Excess Cash Flow, following the distributions described in clause 2 above, as principal to the Group 2 Bonds on a *pro rata* basis to build or restore Group 2 Overcollateralization to the required Group 2 Overcollateralization Target amount;
4. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 3 above, sequentially to the Class 2-M-1, Class 2-M-2, and Class 2-B Bonds, in respect of Allocated Realized Loss Amounts;
5. Group 2 Excess Cash Flow, following the distributions described in Clause 4 above, sequentially to the Class 2-A, Class 2-M-1, Class 2-M-2, and Class 2-B Bonds, to cover any Unpaid Interest Shortfall Amounts;
6. Any remaining Group 2 Excess Cash Flow, following the distributions described in clause 5 above, sequentially to the Class 2-A, Class 2-M-1, Class 2-M-2, and Class 2-B Bonds, to cover any Group 2 Basis Risk Amounts which are not covered by payments received in respect of the Group 2 Derivative Contracts;
7. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 6 above, *pro rata*, as principal to the Group 1 Bonds to restore the Group 1 Overcollateralization, which may have been reduced by Realized Losses on the Group 1 Mortgage Loans, to the Group 1 Overcollateralization Target (after application of Group 1 Excess Cash Flow);
8. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 7 above, sequentially to (i) *pro rata*, based on Allocated Realized Loss Amounts previously allocated but unreimbursed, to the Group 1 Class A Bonds; provided, however, that any amounts payable to the Class 1-A-3 Bonds will first be used to reduce unpaid Allocated Realized Loss Amounts related to the Class 1-A-2 Bonds (if any) and (ii) sequentially, to the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5 and Class 1-M-6 Bonds, in respect of Allocated Realized Loss Amounts; and
9. Any remaining Group 2 Excess Cash Flow, following the distributions described in clause 8 above, to the Certificates.

[DM Tables, Available Rate Schedules and Collateral Tables to follow]

Impac CMB Trust Series 2004-5, Class 1-A-1

Price-DM Sensitivity Report

Settlement:	5/28/04
Class Balance:	$877,906,000
Pass-Thru Margin (pre-step-up):	0.320%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	32	32	32	32	32
WAL (yr)	9.45	3.06	2.42	1.49	1.17
MDUR (yr)	8.88	2.99	2.38	1.48	1.17
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Jun14	Jul10	Apr09	May07	Sep06

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	46	38	38	39	39
WAL (yr)	18.88	3.80	3.02	1.91	1.52
MDUR (yr)	16.24	3.64	2.92	1.87	1.50
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Apr34	Aug27	Feb25	Feb20	Jan18

Impac CMB Trust Series 2004-5, Class 1-A-2

Price-DM Sensitivity Report

Settlement:	5/28/04
Class Balance:	$200,000,000
Pass-Thru Margin (pre-step-up):	0.310%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	31	31	31	31	31
WAL (yr)	9.45	3.06	2.42	1.49	1.17
MDUR (yr)	8.89	2.99	2.38	1.48	1.17
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Jun14	Jul10	Apr09	May07	Sep06

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	45	36	37	37	38
WAL (yr)	18.88	3.80	3.02	1.91	1.52
MDUR (yr)	16.26	3.64	2.92	1.88	1.50
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Apr34	Aug27	Feb25	Feb20	Jan18

Impac CMB Trust Series 2004-5, Class 1-A-3

Price-DM Sensitivity Report

Settlement:	5/28/04
Class Balance:	$22,000,000
Pass-Thru Margin (pre-step-up):	0.420%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	42	42	42	42	42
WAL (yr)	9.45	3.06	2.42	1.49	1.17
MDUR (yr)	8.84	2.98	2.37	1.48	1.17
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Jun14	Jul10	Apr09	May07	Sep06

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	61	49	50	51	51
WAL (yr)	18.88	3.80	3.02	1.91	1.52
MDUR (yr)	16.04	3.63	2.91	1.87	1.49
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Apr34	Aug27	Feb25	Feb20	Jan18

Impac CMB Trust Series 2004-5, Class 1-M-1

Price-DM Sensitivity Report

Settlement:	5/28/04
Class Balance:	$43,069,000
Pass-Thru Margin (pre-step-up):	0.550%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	55	55	55	55	55
WAL (yr)	9.45	3.06	2.42	1.49	1.17
MDUR (yr)	8.78	2.97	2.37	1.48	1.17
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Jun14	Jul10	Apr09	May07	Sep06

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	67	60	60	61	61
WAL (yr)	18.88	3.80	3.02	1.91	1.52
MDUR (yr)	15.86	3.61	2.90	1.86	1.49
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Apr34	Aug27	Feb25	Feb20	Jan18

Impac CMB Trust Series 2004-5, Class 1-M-2

Price-DM Sensitivity Report

Settlement:	5/28/04
Class Balance:	$46,382,000
Pass-Thru Margin (pre-step-up):	0.600%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	60	60	60	60	60
WAL (yr)	9.45	3.06	2.42	1.49	1.17
MDUR (yr)	8.75	2.97	2.36	1.48	1.16
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Jun14	Jul10	Apr09	May07	Sep06

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	73	65	65	66	67
WAL (yr)	18.88	3.80	3.02	1.91	1.52
MDUR (yr)	15.77	3.60	2.90	1.86	1.49
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Apr34	Aug27	Feb25	Feb20	Jan18

Impac CMB Trust Series 2004-5, Class 1-M-3

Price-DM Sensitivity Report

Settlement:	5/28/04
Class Balance:	$29,817,000
Pass-Thru Margin (pre-step-up):	0.700%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	70	70	70	70	70
WAL (yr)	9.45	3.06	2.42	1.49	1.17
MDUR (yr)	8.71	2.96	2.36	1.47	1.16
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Jun14	Jul10	Apr09	May07	Sep06

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	85	76	76	77	78
WAL (yr)	18.88	3.80	3.02	1.91	1.52
MDUR (yr)	15.59	3.59	2.89	1.86	1.49
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Apr34	Aug27	Feb25	Feb20	Jan18

Impac CMB Trust Series 2004-5, Class 1-M-4

Price-DM Sensitivity Report

Settlement:	5/28/04
Class Balance:	$39,756,000
Pass-Thru Margin (pre-step-up):	1.200%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	120	120	120	120	120
WAL (yr)	9.45	3.06	2.42	1.49	1.17
MDUR (yr)	8.48	2.92	2.33	1.46	1.16
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Jun14	Jul10	Apr09	May07	Sep06

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	145	130	131	132	133
WAL (yr)	18.88	3.80	3.02	1.91	1.52
MDUR (yr)	14.75	3.52	2.84	1.84	1.47
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Apr34	Aug27	Feb25	Feb20	Jan18

Impac CMB Trust Series 2004-5, Class 1-M-5

Price-DM Sensitivity Report

Settlement:	5/28/04
Class Balance:	$26,504,000
Pass-Thru Margin (pre-step-up):	1.350%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	135	135	135	135	135
WAL (yr)	9.45	3.06	2.42	1.49	1.17
MDUR (yr)	8.42	2.91	2.32	1.46	1.15
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Jun14	Jul10	Apr09	May07	Sep06

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	163	146	147	149	149
WAL (yr)	18.88	3.80	3.02	1.91	1.52
MDUR (yr)	14.51	3.50	2.83	1.83	1.47
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Apr34	Aug27	Feb25	Feb20	Jan18

Impac CMB Trust Series 2004-5, Class 1-M-6

Price-DM Sensitivity Report

Settlement:	5/28/04
Class Balance:	$39,753,000
Pass-Thru Margin (pre-step-up):	1.500%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	150	150	150	150	150
WAL (yr)	9.45	3.06	2.42	1.49	1.17
MDUR (yr)	8.35	2.90	2.32	1.46	1.15
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Jun14	Jul10	Apr09	May07	Sep06

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	181	162	163	165	166
WAL (yr)	18.88	3.80	3.02	1.91	1.52
MDUR (yr)	14.28	3.48	2.81	1.82	1.46
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Apr34	Aug27	Feb25	Feb20	Jan18

Impac CMB Trust Series 2004-5, Class 2-A

Price-DM Sensitivity Report

Settlement:	5/28/04
Class Balance:	$59,888,000
Pass-Thru Margin (pre-step-up):	0.350%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	35	35	35	35	35
WAL (yr)	9.01	4.61	4.04	3.23	2.95
MDUR (yr)	8.46	4.46	3.94	3.17	2.90
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Jun14	Feb12	Dec10	May09	Nov08

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	51	38	38	38	37
WAL (yr)	18.01	5.18	4.50	3.51	3.15
MDUR (yr)	15.43	4.96	4.34	3.42	3.08
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Apr34	Oct23	May20	Apr15	Jun13

Impac CMB Trust Series 2004-5, Class 2-M-1

Price-DM Sensitivity Report

Settlement:	5/28/04
Class Balance:	$9,214,000
Pass-Thru Margin (pre-step-up):	0.600%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	60	60	60	60	60
WAL (yr)	9.01	4.61	4.04	3.23	2.95
MDUR (yr)	8.35	4.43	3.91	3.15	2.89
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Jun14	Feb12	Dec10	May09	Nov08

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	73	63	63	62	62
WAL (yr)	18.01	5.18	4.50	3.51	3.15
MDUR (yr)	15.04	4.91	4.30	3.40	3.06
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Apr34	Oct23	May20	Apr15	Jun13

Impac CMB Trust Series 2004-5, Class 2-M-2

Price-DM Sensitivity Report

Settlement:	5/28/04
Class Balance:	$10,515,000
Pass-Thru Margin (pre-step-up):	1.150%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	115	115	115	115	115
WAL (yr)	9.01	4.61	4.04	3.23	2.95
MDUR (yr)	8.12	4.35	3.85	3.11	2.85
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Jun14	Feb12	Dec10	May09	Nov08

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	139	120	120	119	118
WAL (yr)	18.01	5.18	4.50	3.51	3.15
MDUR (yr)	14.14	4.80	4.23	3.35	3.03
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Apr34	Oct23	May20	Apr15	Jun13

Impac CMB Trust Series 2004-5, Class 2-B

Price-DM Sensitivity Report

Settlement:	5/28/04
Class Balance:	$18,277,000
Pass-Thru Margin (pre-step-up):	2.250%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	225	225	225	225	225
WAL (yr)	9.01	4.61	4.04	3.23	2.95
MDUR (yr)	7.67	4.20	3.73	3.03	2.78
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Jun14	Feb12	Dec10	May09	Nov08

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	268	235	234	233	231
WAL (yr)	18.01	5.18	4.50	3.51	3.15
MDUR (yr)	12.62	4.61	4.07	3.26	2.95
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Apr34	Oct23	May20	Apr15	Jun13

[Available Rate Schedules and Collateral Tables to follow]